UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number: 000-27811

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD.

(Translation of registrant’s name into English)

SINGAPORE

(Jurisdiction of incorporation or organization)

60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Chartered Semiconductor Manufacturing Ltd (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).

1.	Other Events

     In connection with the Company’s previously announced offering of senior notes, the Company is filing documents relating to the senior notes offering as Exhibits 99.1 and 99.2 to this report on Form 6-K, each of which is incorporated by reference herein.

2.	Exhibits

99.1	Consent of KPMG Singapore with respect to the financial statements of Chartered Semiconductor Manufacturing Ltd and its subsidiaries; and

99.2	Consent of KPMG Singapore with respect to the financial statements of Silicon Manufacturing Partners Pte Ltd.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 22, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Consent of KPMG Singapore with respect to the financial statements of Chartered Semiconductor Manufacturing Ltd and its subsidiaries; and

99.2	Consent of KPMG Singapore with respect to the financial statements of Silicon Manufacturing Partners Pte Ltd.